Corporate Asset Backed Corporation

68 South Service Road, Suite 120

Melville, New York 11747

March 28, 2013

Via EDGAR

US Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Notice of Disclosure Filed in Exchange Act Annual Report Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

This notice is being made as a result of the undersigned’s affiliation with another Exchange Act filer. Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Corporate Asset Backed Corporation, as depositor, on behalf of CABCO Trust for J.C. Penney Debentures has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the Securities Exchange Commission on March 28, 2013.

The disclosure therein does not relate to any activities conducted by the undersigned.

Respectfully submitted,

Corporate Asset Backed Corporation, on behalf of CABCO Trust for J.C. Penney Debentures

By:

/s/ George Baldwin

George Baldwin

Vice President

/s/ Elliott Appel

Elliott Appel

Counsel